Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings
Income (Loss) before income taxes	$18,215	$6,309	$(9,164)	$18,168
Total fixed charges (see below)	23,863	22,019	46,262	41,803
Interest capitalized	(2,891)	(2,176)	(6,331)	(4,749)

Earnings as adjusted	$39,187	$26,152	$30,767	$55,222

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$12,163	$10,722	$23,540	$19,770
Portion of rental expense representative of the interest factor	11,700	11,297	22,722	22,033

Total fixed charges	$23,863	$22,019	$46,262	$41,803

Ratio of earnings to fixed charges (a)	1.64	1.19	N/A	1.32

Coverage deficiency	$—	$—	$15,495	$—

(a)         For purposes of calculating this ratio, earnings consist of income before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest expense. For the six months ended June 30, 2013, earnings were inadequate to cover fixed charges and the coverage deficiency was $15.5 million.

N/A            Not applicable, as earnings are inadequate to cover fixed charges.